

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 8, 2018

David D. Ossip
Chief Executive Officer
Ceridian HCM Holding Inc.
3311 East Old Shakopee Road
Minneapolis, MN 55425

> **Re:** **Ceridian HCM Holding Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 12, 2018**
> **CIK No. 0001725057**

Dear Mr. Ossip:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. Please expand your disclosure in the prospectus summary and in the Management's Discussion and Analysis to discuss your plans to distribute your interest in LifeWorks to your existing shareholders. It appears that LifeWorks comprised 12% of your recurring revenue for the nine months ended September 30, 2017. Please explain the impact of the distribution to the company and to the shareholders in this offering. Tell us whether you intend to file the joint venture agreement as an exhibit to the registration statement.

Overview, page 1

2. When discussing your results of operations on page 2, you disclose HCM Adjusted EBITDA but do not disclose the corresponding GAAP measure. We note similar

concerns with the discussion of HCM and LifeWorks segment results on pages 69 and 70. Revise to disclose the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Industry Background, page 2

3.   Please disclose the name and publication date of the International Data Corporation report to which you cite on pages 3 and 91 for statistics regarding the size and expected size of the global market for human capital management solutions.

Our Dayforce Solution, page 4

4.   To contextualize the discussion regarding your international presence and your opportunity to expand globally, please disclose the percentage of your "over 2.5 million users global users" who are based outside North America, as well as the percentage of total revenue that you derived from markets outside the United States and Canada for each fiscal year presented. With regard to the latter, we note your disclosure on page F-74 that 99% of total revenue for the fiscal years ended December 31, 2016, and December 31, 2015, was attributable to North America. Further, in the corresponding risk factor on page 29, disclose the percentage of total revenue that Canada has represented. Refer to Item 101(d)(1)(i)(C) of Regulation S-K.

5.   We note that you believe Dayforce "delivers a superior return on investment" because payback is approximately 40% and 70% faster than your competitors for core HR functionality and workforce management, respectively. Please disclose how you define payback for the purpose of this comparison, and explain the methodology that was used to arrive at this conclusion, including whether you relied on any third-party sources or whether this was the product of independent analysis.

The Offering, page 10

6.   Please disclose the percentage of voting power that will be collectively held by executive officers, directors, and the Sponsors following this offering. Further, on the cover page, clarify why you will be a "controlled company" by identifying the Sponsors and disclosing their collective voting power after the closing of the offering.

7.   On page F-75, you disclose that the Junior and Senior Preferred Stock automatically convert to common stock in the event of an initial public offering. Please revise your disclosures regarding the number of shares of common stock outstanding after this offering to disclose the automatic conversion of all preferred stock outstanding. In addition, include the impact of the automatic conversion in your pro forma disclosures of Capitalization on page 53.

Summary Historical Consolidated Financial and Other Data, page 12

8.   On page 6, you disclose that contemporaneous with this offering, you intend to distribute the company's interest in LifeWorks to existing shareholders. Please revise to disclose the pro forma impact of this distribution on your financial statements, or advise. Refer to Rule 11-01(a)(4) of Regulation S-X.

9.   We note that the reconciliation to HCM Adjusted EBITDA on page 14 and the reconciliation to LifeWorks Adjusted EBITDA on page 79 begin with consolidated Net loss. Please revise to reconcile from the most directly comparable financial measure calculated in accordance with GAAP, which in this case would be the measure of segment profit/loss as disclosed in your segment footnote disclosure.

10.   Please revise footnote (b) to address how HCM EBITDA from continuing operations and HCM Adjusted EBITDA margin % are useful to investors. In addition, describe how you arrive at HCM Adjusted EBITDA margin. Refer to Item 10(e)(1)(i)(B) and (C) of Regulation S-K.

Use of Proceeds, page 51

11.   We note that a portion of the net proceeds from this offering will be used for the repayment of a portion of your outstanding debt and general corporate purposes. Please specify the debt that will be the subject of this repayment, and disclose the interest rate and maturity of such debt or provide a cross reference to the Description of Material Indebtedness section of the prospectus. Further, to the extent known, please provide the amount that you will use to repay debt, and clarify the "general corporate purposes" for which the remainder of the net proceeds in this offer is intended to be used. In this regard, we note your disclosure in the second risk factor on page 41 that you will repay a certain amount of the outstanding principal under your Senior Term Loan. This section does not require disclosure of definitive plans, and it is acceptable to discuss preliminary plans. Refer to Item 504 of Regulation S-K and Instructions 4 and 7 to Item 504. Please also revise the corresponding disclosure in the prospectus summary.

Dilution, page 54

12.   Please revise to disclose the pro forma assumptions used to arrive at pro forma net tangible book value.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors and Trends Affecting Our Results of Operations

Growing our Dayforce Customer Base, page 60

13.   To the extent you anticipate that your pursuit of international customers may cause a material change in the relationship between costs and revenue, please discuss the expected change and how it might impact your expectation for profitability in the next few years. Please address any material challenges in connection with your plans to engage local vendors internationally. In addition, as it appears that your recent agreement with Microsoft to integrate Dayforce with Dynamics 365 is expected to substantially increase the number of customers based in North America and other markets in the current fiscal year, please expand your discussion to address any material opportunities, challenges, and risks associated with such known trend. Refer to Item 303(a) of Regulation S-K and Section III of SEC Release No. 33-8350.

14.   We note that your customer base ranges from "mid-sized regional businesses to large, global multi-nationals" and that your expansion opportunity "is particularly strong in the enterprise segment." Please disclose the number of existing Dayforce customers, including not only those that are live but also those that are or will be undergoing implementation; a quantitative breakdown of your customer base by size (e.g., mid-market and enterprise); and the number or percentage of users attributable to each type of customer. In this regard, we note your disclosure suggests that a higher proportion of your user base may be attributable to mid-sized businesses.

15.   Please provide the number of Bureau customers, as well as the number of those customers that converted to your Cloud solutions, as of the end of each fiscal year presented. Explain how conversion of these customers has compared with your desired conversion percentage, as referenced in the second risk factor on page 17. For each period presented, quantify the extent to which the Cloud revenue represented by converted Bureau customers was attributable to "increased product density." Further, to the extent material to an understanding of your conversion opportunity, please provide a quantitative breakdown of your existing Bureau customer base by size (e.g., small business, mid-market, and enterprise).

How We Assess Our Performance, page 61

16.   We note that you calculate your Annual Cloud revenue retention rate and Cloud annualized recurring revenue metrics on an annual basis. Please revise to describe how you monitor and evaluate your business throughout the year, including the operating or financial metrics that management uses. Refer to Section III.B of SEC Release 33-8350.

17.   On page 59, you disclose that as the proportion of Dayforce customers that have been live for more than two years increases you related profitability increase. Please tell us whether management uses any customer life metrics, cohort analyses, or monitors the proportion of customers that have been live for more than two years. If so, revise to disclose any such metrics you use in managing your business. Refer to Instruction 1 to Item 303(a)(3) of Regulation S-K and Part III.B of SEC Release 33-8350.

18.   With regard to the Live Dayforce Customers metrics, please revise to separately quantify, if determinable, the increase in customers that was attributable to the migration of Bureau customers.

Results of Operations

Nine Months Ended September 30, 2017 Compared With Nine Months Ended September 30, 2016

Revenue, page 67

19.   On page 63, you disclose that new customers and add-on sales to Dayforce customers primarily made up 73% of the increase in Cloud revenue. When a material change is attributable to two or more factors, the contribution of each identified factor should be described in quantified terms, if reasonably practicable. Please revise to describe and quantify the factors that resulted in the increase in Cloud revenue. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

20.   With regard to Powerpay revenues, to the extent that the volume of "processes" materially impacts changes in revenue, please separately discuss the impact volume fluctuations had on Cloud revenues for the period presented. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B.4 of SEC Release No. 33-8350.

21.   You disclose that you calculate the percentage change in revenue on a constant currency basis by applying a consistent foreign exchange rate to revenues originally booked in currencies other than U.S. dollars. Please revise to clarify which period´s exchange rate is used. Refer to Question 104.06 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Cost of revenues, page 67

22.   We note your disclosure of cost of revenues and gross profit excluding the changes for allocation methodologies as well as the "2016 Pro-Forma" disclosures on page 69. In light of your disclosure on page F-7 that amounts previously reported have been revised to the current year presentation, it is unclear to us why the aforementioned disclosures are provided. Please advise.

HCM Segment Results, page 69

23.   Please revise the disclosures here and on page 70 to prominently disclose and discuss the GAAP segment measures presented in your segment financial statement footnote. Also, explain to us your basis for disclosing segment net (loss) income, income tax expense, and discontinued operations amounts, which are not included in your segment footnote disclosure, and clarify how these measures are derived.

Liquidity and Capital Resources, page 75

24.   Please revise to discuss your liquidity management related to investments in available for sale securities and the availability of capital resources in order to satisfy customer fund obligations. In this regard, we note you hold a significant portion of investments with maturities extending beyond one year.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 84

25.   Please revise to briefly describe the methods that management used to determine the fair value of your common stock and the nature of the material assumptions involved. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Recently Issued Accounting Pronouncements, page 86

26.   Your disclosure that management has not concluded on when the new revenue standard will be adopted is inconsistent with your disclosures on pages F-8 and F-40. Please revise to disclose when you intend to adopt this standard, and ensure that your disclosures are consistent throughout the filing.

27.   Please revise to describe the expected impact of adopting the guidance of ASU 2016-18. Refer to SAB Topic 11.M.

Business, page 88

28.   On page 26, you disclose that your contracts are generally non-cancelable by the customer. Please disclose the amount of firm backlog for each year-end, along with the portion not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Executive and Director Compensation

Director Compensation, page 116

29.   Please disclose whether the fees to be paid to certain of your non-employee directors following this offering will be governed by a plan adopted by the board. If so, file a copy of the plan as an exhibit to the registration statement pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Certain Relationships and Related Party Transactions

Service and Vendor Related Agreements, page 123

30.   Please revise this disclosure to distinguish between your Sponsors, and describe the types of services that you receive pursuant to these agreements. Refer to Item 404(a) of Regulation S-K.

31.   We note your disclosure on page II-2 regarding unregistered shares of preferred stock that were indirectly sold to your Sponsors and unregistered shares of common stock that were sold to "members of your management." Please disclose these transactions pursuant to Item 404(a) of Regulation S-K.

Description of Capital Stock, page 129

32.   Please disclose the number of shares of common stock that are subject to outstanding options and restricted stock units, including those that will underlie options and restricted stock units issued in connection with this offering, or provide a cross reference to the corresponding risk factor disclosure on page 45. In this regard, we note that while the risk factor indicates that it will contain this information with respect to existing options, there is no indication that it will address the restricted stock units that are currently outstanding. Revise accordingly. In addition, if true, revise the disclosure on page 11 to state that the number of shares of common stock outstanding after this offering excludes the number of shares subject to unvested restricted stock units.

Unaudited Interim Condensed Consolidated Financial Statements

Note 11. Share-Based Compensation, page F-17

33.   Please provide us with a breakdown of all share-based compensation awards granted in fiscal year 2017 through the date of effectiveness and the fair value of the underlying ordinary shares used to value such awards at the grant date. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-27

34.   Please revise to present loss per share disclosures in your historical financial statements. Refer to ASC 260-10-45.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-37

35.   Please revise to describe the key provisions of your recurring services contractual arrangements, including the typical term of the arrangements. Disclose any acceptance, termination, or service level commitments provisions as well as how such provisions impact on your revenue recognition. Refer to ASC 605-25-50-2(d).

36.   Please revise to disclose the general timing of revenue recognition for significant professional services. Refer to ASC 605-25-50-2(g).

Note 6. Customer Trust Funds, page F-46

37.   Please revise to describe the restrictions applicable to the customer trust fund assets that are held for the purposes of satisfying customer obligations. Refer to Rule 5-02(1) of Regulation S-X.

Note 18. Financial Data by Segment and Geographic Area

Segments, page F-72

38.   You disclose that segment performance is based on operating income or income (loss) before interest expense and income taxes. However, in the table on page F-73, you disclose (Loss) income from continuing operations before income taxes, which appears to include interest expense. Please revise to clearly disclose and quantify your primary measure of segment profit or loss.

Geographic and Customer Information, page F-74

39.   Please revise to disclose revenues and long-lived assets for the United States, your country of domicile. Also, separately disclose revenues attributed to an individual foreign county if material. Refer to ASC 280-10-50-41.

General

40.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

41.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                Sincerely,

                                                /s/ Jan Woo

                                                Jan Woo
                                                Legal Branch Chief
                                                Office of Information
                                                Technologies and Services

cc: Alexander D. Lynch, Esq.
        Weil, Gotshal & Manges LLP